Exhibit 99.2

Woodside Petroleum Ltd.

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com.au

ASX: WPL

OTC: WOPEY

Announcement

Thursday, 19 May 2022

WOODSIDE SHAREHOLDERS APPROVE MERGER

Woodside shareholders voted to approve the proposed merger (the Merger) with the petroleum business of BHP Group Limited at today’s Annual General Meeting. 98.66% of the votes submitted were in favour of the Merger.

All conditions precedent necessary to implement the Merger that require a positive action or event in order to be satisfied have now been satisfied or waived.1

Woodside expects completion of the Merger to occur on 1 June 2022. The new Woodside shares to be issued to or for the benefit of BHP shareholders are expected to commence trading on the Australian Securities Exchange (ASX) on 2 June 2022.

Trading of Woodside American Depositary Shares on the New York Stock Exchange is expected to commence on 2 June 2022. Trading of Woodside shares on the Main Market for listed securities of the London Stock Exchange is expected to commence on 6 June 2022.

Resolutions 2, 3(a), 3(b), 3(c), 3(d), 4, 5, 6, 7, 8 and 9 put to the meeting were carried. Resolution 10(a) was not carried and accordingly resolutions 10(b), 10(c) and 10(d) were not put to the meeting as they were conditional on resolution 10(a) being passed. Following is information on the voting outcome in respect of each resolution put to the meeting:

Item 2	Approval of the BHP Petroleum Merger	For	550,920,381	98.66%
		Against	7,490,163	1.34%
		Abstain	1,449,841
Item 3(a)	Re-election of Dr Sarah Ryan as a Director	For	543,719,203	97.48%
		Against	14,042,476	2.52%
		Abstain	2,036,892
Item 3(b)	Re-election of Ms Ann Pickard as a Director	For	547,005,682	98.08%
		Against	10,710,649	1.92%
		Abstain	2,084,240

[1]	The Merger remains subject to certain conditions precedent that, in the absence of an unforeseen event, will be deemed to be satisfied on or before 31 May 2022.

Item 3(c)	Re-election of Mr Frank Cooper as a Director	For	541,104,917	97.03%
		Against	16,568,702	2.97%
		Abstain	2,124,285
Item 3(d)	Re-election of Mr Ben Wyatt as a Director	For	555,927,864	99.74%
		Against	1,465,392	0.26%
		Abstain	2,429,871
Item 4	Adoption of Remuneration Report	For	531,075,843	95.39%
		Against	25,680,559	4.61%
		Abstain	2,645,842
Item 5	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	For	537,738,502	96.60%
		Against	18,915,756	3.40%
		Abstain	3,030,518
Item 6	Reinsertion of proportional takeover provisions	For	552,687,022	99.18%
		Against	4,588,315	0.82%
		Abstain	2,513,648
Item 7	Change of Company Name	For	555,452,971	99.64%
		Against	2,015,042	0.36%
		Abstain	2,343,108
Item 8	Change of External Auditor	For	555,444,883	99.69%
		Against	1,713,289	0.31%
		Abstain	2,657,703
Item 9	Adoption of Climate Report	For	281,694,608	51.03%
		Against	270,274,921	48.97%
		Abstain	7,819,775
Item 10(a)	Amendment to the Constitution requisitioned by a group of shareholders	For	34,563,853	6.43%
		Against	503,187,977	93.57%
		Abstain	21,465,564

Further information, as required by section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2, is attached.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Important additional information in respect of US securities law

No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the proposed Merger, Woodside has filed the Registration Statement (File No. 333-264268) with the SEC to register the Woodside securities to be issued in connection with the proposed Merger (including a prospectus), which the SEC has declared effective. Woodside and BHP also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once those documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents may also be obtained from Woodside and BHP without charge.

WOODSIDE PETROLEUM LTD 2022 ANNUAL GENERAL MEETING – VOTING RESULTS

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
2 Approval of the BHP Petroleum Merger	Ordinary	472,168,743	6,879,915	5,310,114	1,318,217	23,098,932	597,610	129,760	550,920,381 98.66%	7,490,163 1.34%	1,449,841	Carried
3(a) Re-election of Dr Sarah Ryan as a Director	Ordinary	465,702,051	13,049,174	5,432,674	1,353,398	22,260,806	978,915	668,370	543,719,203 97.48%	14,042,476 2.52%	2,036,892	Carried
3(b) Re-election of Ms Ann Pickard as a Director	Ordinary	470,369,404	8,381,368	5,428,417	1,358,108	22,294,567	905,921	709,603	547,005,682 98.08%	10,710,649 1.92%	2,084,240	Carried
3(c) Re-election of Mr Frank Cooper as a Director	Ordinary	464,414,975	14,315,293	5,432,756	1,374,273	22,323,353	850,474	736,264	541,104,917 97.03%	16,568,702 2.97%	2,124,285	Carried
3(d) Re-election of Mr Ben Wyatt as a Director	Ordinary	477,896,918	516,839	5,435,249	1,688,291	22,271,917	910,133	728,041	555,927,864 99.74%	1,465,392 0.26%	2,429,871	Carried
4 Adoption of Remuneration Report	Ordinary	457,382,259	21,185,695	5,444,486	1,501,223	19,718,670	2,739,180	1,087,343	531,075,843 95.39%	25,680,559 4.61%	2,645,842	Carried
5 Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	Ordinary	464,260,897	14,076,856	5,419,533	1,756,377	19,204,757	3,402,397	1,219,823	537,738,502 96.60%	18,915,756 3.40%	3,030,518	Carried

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
6 Reinsertion of proportional takeover provisions	Ordinary	474,957,487	3,713,283	5,450,193	1,416,334	22,010,776	878,096	1,017,219	552,687,022 99.18%	4,588,315 0.82%	2,513,648	Carried
7 Change of Company Name	Ordinary	478,415,731	233,081	5,482,291	1,406,194	21,236,568	1,758,948	914,575	555,452,971 99.64%	2,015,042 0.36%	2,343,108	Carried
8 Change of External Auditor	Ordinary	477,547,325	1,046,006	5,485,747	1,458,219	22,109,531	665,386	1,135,174	555,444,883 99.69%	1,713,289 0.31%	2,657,703	Carried
9 Adoption of Climate Report	Ordinary	250,024,445	223,466,694	5,454,971	6,585,310	21,102,314	1,633,511	1,170,266	281,694,608 51.03%	270,274,921 48.97%	7,819,775	Carried
10(a) Amendment to the Constitution	Special	22,506,553	438,098,543	5,401,558	18,985,615	2,177,925	20,755,505	976,661	34,563,853 6.43%	503,187,977 93.57%	21,465,564	Not carried
10(b) Contingent Resolution – Capital protection	Ordinary	68,844,355	395,344,245	5,394,401	15,403,391	2,327,266	20,695,049	887,776	Not applicable – item 10(b) was not required and was not put to the meeting as it was conditional on item 10(a) being passed
10(c) Contingent Resolution – Climate-related lobbying	Ordinary	58,326,495	401,372,913	5,387,270	19,899,714	2,267,109	20,840,105	802,877	Not applicable – item 10(c) was not required and was not put to the meeting as it was conditional on item 10(a) being passed
10(d) Contingent Resolution – Decommissioning	Ordinary	57,379,199	409,109,009	5,392,161	13,106,023	2,263,928	20,702,641	943,522	Not applicable – item 10(d) was not required and was not put to the meeting as it was conditional on item 10(a) being passed

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll